PRESS RELEASE

FOR IMMEDIATE RELEASE

Tembec extends its normal course issuer bid

Temiscaming. October 11. 2002 ---Tembec today received acceptance from the Toronto Stock Exchange of a notice of intention to extend its normal course issuer bid. The filing of the notice allows Tembec to repurchase for cancellation up to 4,320,786 (approximately 5%) of its 86,415,732 Common Shares outstanding as at September 28, 2002. Repurchase of the Common Shares would be carried out through the Toronto Stock Exchange.

The Company believes that the repurchase for cancellation of its shares, pursuant to the normal course issuer bid, is advantageous to it and its shareholders.

Repurchase of Common Shares could be made from time to time, at market prices, during the period starting October 16, 2002 and ending no later than October 15, 2003. During the previous 12 months, the Company did not purchase any Tembec Common Shares.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site at www.tembec.com

Contacts:

Michel Dumas
Vice President, Finance & CFO
Tel.: (819) 627-4268

Charles J. Gagnon
Vice President, Corporate Relations
Tel.: (819) 627-4230